

February 17, 2011

Mr. Anthony J. Cataldo
Chief Executive Officer
Green St. Energy, Inc.
123 Green St.
Tehachapi, CA 93561

   RE: **Green St. Energy, Inc.**
      Form 8-K dated January 24, 2011
      Filed February 15, 2011
      File No. 0-19944

Dear Mr. Cataldo:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated January 24, 2011 filed February 15, 2011

Item 4.01 Change in Registrant's Certifying Accountant

1. Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the auditor "advised the Securities and Exchange Commission ("Commission") that the client-auditor relationship with the company has ceased", as that wording is unclear to a reader.

2. Amend the report to include all of the information required by Item 304 of Regulation S-K. Please state whether the decision to change accountants was recommended or approved by: (a) any audit or similar committee of the board of directors, if the company has such a committee; or (b) the board of directors, if the issuer has no such committee as required by Item 304(a)(1)(iii) of Regulation S-K.

3. Include a letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the ITEM 4 designation, including the updated letter from the former accountant filed as an Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Anthony J. Cataldo
Green St. Energy, Inc.
February 17, 2011
Page 3

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3212 or Dennis Hult, Staff Accountant at 202 551-3618. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief